Mail Stop 4720

September 18, 2009

Mr. Brian A. Markison
Chief Executive Officer
King Pharmaceuticals, Inc.
501 Fifth Street
Bristol, TN 37620

> **Re:** **King Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Schedule 14A filed April 23, 2009**
> **File No. 001-15875**

Dear Mr. Markison:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Business Segments, page 3

Meridian Auto-Injector Segment, page 6

1. We note your disclosure that you have the following supply agreements relating
    to the Meridian Auto-Injector Segment:

    - Industrial Base Maintenance Contract with the Department of Defense;
      and
    - Supply Agreement with Dey, L.P.

    Please expand your disclosure to provide a more specific discussion of these
    agreements. Please discuss the material terms of these agreements, including
    each party's obligations and rights under the agreements including any minimum
    purchase obligations, all payments made to date, all expected payments, duration
    and termination provisions.

2. In addition, please file these two agreements as exhibits to your Form 10-K, or
    provide us with a legal analysis as to why the agreements need not be filed
    pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

Other, page 68

3. We note that you pay royalties on net sales of products containing metaxalone to
    Mutual Pharmaceutical Company pursuant to a License Agreement entered into in
    December 2005. Please expand this section to disclose the potential range of the
    percentage of royalty payments (for example, "low-single-digits" or "high-single-
    digits") payable to Mutual. Your disclosure should discuss any anticipated
    increases in the royalty rate as a result of the achievement of certain milestones,
    including the revised royalty range.

<u>Schedule 14A</u>

<u>Compensation Discussion and Analysis</u>

<u>Our 2008 Compensation Program, page 14</u>

<u>Base Salary, page 19</u>

4. We note your disclosure on page 19 that adjustments to base salary are based in part upon each executive officer's individual performance. We further note that the base salaries of your named executive officers increased in 2008. Please expand your disclosure to discuss the material factors that the Compensation and Human Resources Committee considered in increasing base salaries in 2008.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director